EXHIBIT 2

                          AGREEMENT AND PLAN OF EXCHANGE

     This Agreement and Plan of Exchange ("Agreement") between Traffic Technology, Inc., an Arizona corporation ("Traffic Tech" or "TTI"), and CalbaTech, Inc., a Nevada corporation ("CalbaTech" or "Acquired Corporation"), the two corporations acting by their respective boards of directors and sometimes collectively referred to as the "Constituent Corporations," is entered into this 12th day of December, 2002, and the Effective Date shall be the latter date written in conjunction with the signatures affixed hereto.

     WHEREAS, Traffic Tech is a corporation organized and existing under the laws of the State of Arizona, having been originally incorporated in May 1998 with its principal business office located at 8350 E. Evans Road, #B4, Scottsdale, AZ 85260;

     WHEREAS, the authorized capital stock of Traffic Tech consists of Ninety Nine Million (99,000,000) shares of common stock, par value of one cent ($0.01) per share, of which Fourteen Million, Two Hundred Fifty-Six Thousand, Nine Hundred and Seventy (14,256,970) shares are presently issued and outstanding.

     WHEREAS, CalbaTech is a corporation organized and existing under the laws of the State of Nevada, having been originally incorporated on April 29, 2002, with its principal business office located at 18300 Von Karman, Suite 710, Irvine, California 92612;

     WHEREAS, the authorized capital stock of CalbaTech consists of Twenty-Five Million (25,000,000) shares of common stock, par value of $0.001) per share, of which Ten Million (10,000,000) shares are presently issued and outstanding.

     WHEREAS, the respective Boards of Directors of Traffic Tech and CalbaTech, as well as their respective shareholders, deem it desirable and in the best interests of the corporations and their stockholders that the corporations enter into this Agreement pursuant to the terms and conditions contained herein; and

     WHEREAS, in order to consummate this exchange and in consideration of the mutual benefits to be derived and the mutual agreements contained herein, Traffic Tech and CalbaTech approve and adopt this Agreement.

     NOW, THEREFORE, in consideration of the promises and mutual agreements, provisions and covenants herein contained, it is agreed by and between the parties that, in accordance with the provisions of the laws of the State of Nevada, there shall be an exchange of interest between Traffic Tech and CalbaTech as of the Closing, planned for December 20, 2002, with CalbaTech becoming a subsidiary of Traffic Tech, all on the terms and conditions set forth as follows:

1. CalbaTech shareholders will transfer all CalbaTech stock to Traffic Tech, and pay Traffic Tech $200,000;

2. In consideration of the above, Traffic Tech will issue new shares to equal an 89% interest to CalbaTech shareholders, pro-rata, under the provisions of Article IV;

3. TTI will transfer title to all its assets to Patent Technology LLC and make certain payments as agreed to fully satisfy any claims by Paten Technology LLC against TTI; and

4. TTI will make payments as agreed to any remaining creditors of TTI to fully satisfy their claims against TTI.

                                    ARTICLE I
                               EXCHANGE OF INTEREST

1.  Shareholder Approval.

     Both CalbaTech and Traffic Tech have received approval by the majority of the shares entitled to vote of each of the Constituent Corporations to approve and adopt this Agreement whereby Traffic Tech would acquire CalbaTech as a wholly-owned subsidiary and the Constituent Corporations have received the authority to immediately proceed to effectuate the exchange of interest between CalbaTech and Traffic Tech.

2.  Filings After Shareholder Approval.

     As soon as practicable after all conditions to the obligations of the parties to this agreement to the effect the exchange of interest shall have been satisfied or waived, Traffic Tech shall file with the Arizona Secretary of State the documents necessary and required by Arizona Law and take such other and future actions as may be required by Arizona law to make the exchange of interest effective. Notwithstanding the duty imposed by Arizona law to notify the Arizona Secretary of State, the exchange of interest between CalbaTech and Traffic Tech shall become effective upon Closing.

                               ARTICLE II
              NAME AND CONTINUED CORPORATE EXISTENCE
                       OF ACQUIRED CORPORATION

     The corporate name of CalbaTech, the acquired corporation, whose corporate existence is to survive this exchange of interest and continue thereafter, and its identity, existence, purposes, powers, objects, franchises, rights and immunities shall continue unaffected and unimpaired by the exchange of interest.

                                 ARTICLE III
                           DIRECTORS AND OFFICERS
                          OF ACQUIRED CORPORATION

1.  Directors.

     Upon Closing, Traffic Tech directors will nominate James DeOlden to the Directors seat recently vacated. Immediately thereafter, two Traffic Tech directors will resign, and the remaining three directors (Messina, Bourke and DeOlden) will nominate Edward Deese and John Gordon to the two vacated seats. If desired, and at the sole discretion of the majority of the directors, Messina and Bourke will then resign their seats. The respective names of the Directors of the Acquired Corporation are as follows:

Edward Deese
James DeOlden
John Gordon

2.  Officers.

     The current officers of Traffic Tech shall resign upon Closing. The officers of the Acquired Corporation, who shall hold office until their successors have been elected or appointed and shall have qualified, or as otherwise provided in its bylaws, are as follows:

James DeOlden, President/Secretary
Edward Deese, Chief Operating Officer/Treasurer
John Gordon, Vice President

                                  ARTICLE IV
                      TERMS OF THE EXCHANGE OF SHARES

     At Closing, Traffic Tech, pursuant to its receipt of shareholder approval and Board of Director approval, shall effect a Fourteen for One (14 for 1) reverse split of its outstanding shares such that, after the reverse split, there shall be One Million, Two Hundred Thousand (1,200,000) shares of common stock outstanding. Traffic Tech thereafter agrees to issue to CalbaTech Nine Million Seven Hundred Thousand (9,700,000) shares, par value of One Cent ($0.01) per share, of Traffic Tech for all of the current outstanding shares of CalbaTech. It is understood and agreed to by the Constituent Corporations that, post issuance of shares to CalbaTech, CalbaTech will own Eighty-Nine Percent (89%) of the outstanding shares of Traffic Tech. It is further understood that in the event that there are not enough shares available to issue the entire Eighty-Nine Percent (89%) controlling interest to CalbaTech prior to its acquisition, Traffic Tech will issue all of the shares that it has authorized and understands and agrees that CalbaTech will take such steps, post acquisition, to increase the number of authorized shares and thereafter issue that amount of shares to equal the agreed upon Eighty-Nine Percent (89%) interest.

                                  ARTICLE V
                           OTHER TERMS OF PAYMENT

     CalbaTech agreed to pay to Traffic Tech a total of Two Hundred Thousand Dollars ($200,000) under the following: CalbaTech agrees to make a non-refundable payment to Traffic Tech of Twenty Thousand
Dollars ($20,000) upon the execution of this Agreement and will pay to Traffic Tech Eighty Thousand Dollars ($80,000) at Closing, scheduled for December 20, 2002,for a total initial payment of One Hundred Thousand Dollars. These proceeds will be used to settle negotiated debts of Traffic Tech. CalbaTech agrees to make another payment of Fifty Thousand Dollars ($50,000) three (3) months after the Closing, and a final payment of Fifty Thousand Dollars ($50,000) six (6) months after closing (the "Remainder Payments") with the understanding that those monies will be used for the settlement of all remaining outstanding creditor liabilities. The Remainder
Payments will be made pursuant to a Promissory Note between CalbaTech and a liquidating trust designee of Traffic Tech. The Promissory
Note will be signed by CalbaTech, and its founders as individuals, specifically Edward Deese, James DeOlden, Esq., and John G. Gordon, Ph.D.

                                    ARTICLE VI
                              ASSETS AND LIABILITIES

     Pursuant to, and in connection with the Other Terms of Payment as contemplated by Article V, above, it is understood and agreed that Traffic Tech is currently, and will continue to negotiate and settle any and all outstanding liabilities of Traffic Tech such that, upon Closing, Traffic Tech will have settled all outstanding liabilities or will have negotiated to an agreement with each creditor a payment plan to settle each and every liability of Traffic Tech. On the Effective Date, all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well for stock subscriptions as all other choses in action, and all and every other interest of or belonging to either of Constituent Corporations shall remain with each of the Constituent Corporations, and the title to any real estate or any interest, whether vested by deed or otherwise, in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the exchange. It is understood and agreed to by Traffic Tech that CalbaTech is not, under any circumstances, assuming the debts, liabilities and obligations of Traffic Tech.. The parties respectively agree that from time to time, when requested by either party or by its successors or assigns, they will execute and deliver or cause to be executed and delivered all deeds and instruments, and will take or cause to be taken all further or other action, as either party may deem necessary or desirable in order to vest in and confirm to each of the respective parties or its successors or assigns title to and possession of all the property and rights and otherwise carry out the intent and purposes of this Agreement.

                                 ARTICLE VII
            CONDUCT OF BUSINESS BY CONSTITUENT CORPORATIONS

     Prior to Closing, CalbaTech shall conduct its business in its usual and ordinary manner, and shall not enter into any transaction other than in the usual and ordinary course of such business. It is understood and agreed to that CalbaTech shall continue to seek acquisitions, both tangible and intangible, as well as seek other sources of debt or equity funding that are in the best interest of CalbaTech, and as such, these activities are considered within its usual and ordinary course of business. Without limiting the generality of the above, CalbaTech shall not, except as otherwise consented to in writing by Traffic Tech or as otherwise provided in this Agreement:

1.  Amend its certificate of incorporation or its bylaws;

2. Declare or pay any dividend or make any other distribution upon or with respect to its capital stock.;

3. Repurchase any of its outstanding stock or by any other means transfer any of its funds to its shareholders either selectively or rateably, in return for value or otherwise, except as salary or other compensation in the ordinary or normal course of business;

4. Undertake or incur any obligations or liabilities except current obligations or liabilities in the ordinary course of business and except for liabilities for fees and expenses in connection with the negotiation and consummation of the merger in amounts to be determined after the Effective Date;

5. Mortgage, pledge, subject to lien or otherwise encumber any realty or any tangible or intangible personal property;

6. Sell, assign or otherwise transfer any tangible assets of whatever kind, or cancel any claims, except in the ordinary course of business;

7. Sell, assign, or otherwise transfer any trademark, trade name, patent or other intangible asset;

8. Default in performance of any material provision of any material contract or other obligation; or

9.  Waive any right of any substantial value.

     Prior to Closing, Traffic Tech shall conduct its business in its usual and ordinary manner, and shall not enter into any transaction other than in the usual and ordinary course of such business except as provided. Without limiting the generality of the above, Traffic Tech shall not, except as otherwise consented to in writing by CalbaTech or as otherwise provided in this Agreement:

1. Issue or sell any shares of its capital stock in addition to those outstanding on this date;

2. Issue rights to subscribe to or options to purchase any shares of its stock;

3. Amend its certificate of incorporation or its bylaws other than agreed to and provided for in this Agreement;

4.  Issue or contract to issue funded debt;

5. Declare or pay any dividend or make any other distribution upon or with respect to its capital stock.

6. Repurchase any of its outstanding stock or by any other means transfer any of its funds to its shareholders either selectively or rateably, in return for value or otherwise, except as salary or other compensation in the ordinary or normal course of business;

7. Undertake or incur any obligations or liabilities except current obligations or liabilities in the ordinary course of business and except for liabilities for fees and expenses in connection with the negotiation and consummation of the merger in amounts to be determined after the Effective Date;

8. Mortgage, pledge, subject to lien or otherwise encumber any realty or any tangible or intangible personal property, with the exception that upon Closing, Traffic tech will transfer all its non-cash assets to its secured lender in return for cancellation of the Note between the two parties;

9. Sell, assign or otherwise transfer any tangible assets of whatever kind, or cancel any claims, except in the ordinary course of business and except as provided for in this Agreement;

10. Sell, assign, or otherwise transfer any trademark, trade name, patent or other intangible asset except as provided for in this Agreement;

11. Default in performance of any material provision of any material contract or other obligation;

12.  Waive any right of any substantial value; or

13. Purchase or otherwise acquire any equity or debt security of another corporation except to realize on an otherwise worthless debt.

                               ARTICLE VIII
             WARRANTIES OF THE CONSTITUENT CORPORATIONS

1.  Representations and Warranties of CalbaTech.

     CalbaTech covenants, represents and warrants to Traffic Tech that:

a. It is on the date of this Agreement, and will be on Closing, (a) a corporation duly organized and existing and in good standing under the laws of the jurisdiction of the State of Nevada and (b) duly authorized under its articles, and under applicable laws, to engage in the business carried on by it;

b. Its Board of Directors has and its shareholders have authorized and approved the execution and delivery of this Agreement, and the performance of the transactions contemplated by this Agreement;

c. It has complied with, and is not in violation of any applicable Federal, State, or local statutes, laws, and regulations affecting its properties or the operation of its business;

d. It is not involved as a defendant or plaintiff in any suit, action, arbitration, or legal, administrative or other proceeding, which to its best knowledge, would affect the company or its business, assets, or financial condition in a negative manner; or, governmental investigation which is pending; to the best of its knowledge, threatened against or affecting the company or its business assets or financial condition; and is not in default with respect to any order, writ, injunction or decree of any Federal, State, local/foreign court, department, agency, or instrumentality applicable to it;

e. The execution and delivery of this Agreement and its performance in the time and manner contemplated will not cause, constitute, or conflict with, or result in any of the following: (1) a breach or violation of any provisions of or constitute a default under any license, indenture, mortgage instrument, article of incorporation, bylaw, other agreement or instrument to which the company is a party, or by which it may be bound, nor will any consents or authorizations of any party other than those required, (2) any event that would permit any party to any agreement or instrument to terminate it or to accelerate the maturity of any indebtedness or other obligation of the company, or, (3) an event that would result in the creation or imposition of any lien, charge, encumbrance on any asset;

f. All federal, state and local tax returns required to be filed by it on or before the Closing will have been filed, and all taxes shown to be required to be paid on or before the Closing will have been paid;

g. All leases now held by it are now and will be on the Closing in good standing and not voidable or void by reason of any default whatsoever;

h. It has not been represented by any broker in connection with the transaction contemplated, except as it has advised Traffic Tech in writing;

i.  CalbaTech has reviewed all Traffic Tech SEC filings;

j. CalbaTech undertakes to make all necessary SEC filings required by law, and will indemnify Traffic tech officers and directors against failure on its part to make the necessary filings;

k. CalbaTech warrants that its Balance Sheet dated December 9, 2002 is accurate in all material respects; and

l. CalbaTech undertakes to maintain until December 31, 2003, the current Traffic Tech Director's and Officer's liability insurance policy.

2.  Representations and Warranties of Traffic Tech.

     Traffic Tech covenants, represents and warrants to CalbaTech that:

a. It is on the date of this Agreement, and will be on Closing Date, (a) a corporation duly organized and existing and in good standing under the laws of the jurisdiction of the State of Arizona and (b) duly authorized under its articles, and under applicable laws, to engage in the business carried on by it;

b. Its Board of Directors has and its shareholders have authorized and approved the execution and delivery of this Agreement, and the performance of the transactions contemplated by this Agreement;

c. It has complied with, and is not in violation of any applicable Federal, State, or local statutes, laws, and regulations affecting its properties or the operation of its business.

d. It is not involved as a defendant or plaintiff in any suit, action, arbitration, or legal, administrative or other proceeding, which to its best knowledge, would affect the company or its business, assets, or financial condition in a negative manner; or, governmental investigation which is pending; to the best of its knowledge, threatened against or affecting the company or its business assets or financial condition; and is not in default with respect to any order, writ, injunction or decree of any Federal, State, local/foreign court, department, agency, or instrumentality applicable to it;

e. The execution and delivery of this Agreement and its performance in the time and manner contemplated will not cause, constitute, or conflict with, or result in any of the following: (1) a breach or violation of any provisions of or constitute a default under any license, indenture, mortgage instrument, article of incorporation, bylaw, other agreement or instrument to which the company is a party, or by which it may be bound, nor will any consents or authorizations of any party other than those required, (2) any event that would permit any party to any agreement or instrument to terminate it or to accelerate the maturity of any indebtedness or other obligation of the company, or, (3) an event that would result in the creation or imposition of any lien, charge, encumbrance on any asset;

f.  It is a fully reporting company under the Securities Exchange
Act of 1934, and is current in all its reporting requirements;

g. Traffic Tech's common stock is listed and trading on the Over the Counter Bulletin Board (under the trading symbol "TRFT") and no restrictions have been imposed on the trading of these shares by the National Association of Securities Dealers, Inc. or any other regulatory body; and

h. Traffic Tech represents that there are no outstanding options, warrants or other instruments currently in existence that would entitle anyone to acquire new shares, post acquisition of CalbaTech, of Traffic Tech, other than those fully disclosed to CalbaTech. In the event any non-disclosed instruments are found post acquisition of CalbaTech, Traffic Tech understands and agrees that CalbaTech shall cancel and rescind such options, warrants or other instruments.

i.  Traffic Tech represents that it has made all timely SEC filings.

                                ARTICLE IX
                         CONSUMMATION OF EXCHANGE

     If the exchange contemplated is completed, all expenses incurred in consummating the plan of exchange shall, except as otherwise agreed in writing between the Constituent Corporations, be borne by the Corporation incurring the expense.

     If the Closing shall not have occurred by December 20, 2002, then the Constituent Corporations agree that such non-occurrence shall not act to terminate the Agreement, but rather the Constituent Corporations agree to extend the termination of this Agreement until December 31, 2002. At such time, and at the option of the Board of Directors of the Constituent Corporations, the time for performance may be mutually agreed to and extended in writing, with an accompanying non-refundable payment of $20,000 to Traffic Tech, which
shall be applied against the Closing payment.   In the event of the
abandonment of the merger pursuant to the foregoing provisions, the party abandoning the merger shall pay the other party a break-up fee of $50,000 as damages for the irreparable harm visited upon that party, with the understanding that the non-refundable $20,000 payment shall be considered offsetting or be credited against the $50,000. In the event the abandonment is mutually agreed upon, there shall be no break-up fee. .

                                ARTICLE X
                              MISCELLANEOUS

1.  Access to Books and Records.

     CalbaTech shall, before Closing, afford to the officers and authorized representatives of Traffic Tech free and full access to its books and records, and the officers of CalbaTech will furnish Traffic Tech with financial and operating data and other information as to the business and properties of CalbaTech as Traffic Tech shall from time to time reasonably request. Traffic Tech shall, before Closing, afford to the officers and authorized representatives of CalbaTech free and full access to its books and records, and the officers of Traffic Tech will furnish CalbaTech with financial and operating data and other information as to the business and properties of Traffic Tech as CalbaTech shall from time to time reasonably request. Traffic Tech and CalbaTech agree that, unless and until the merger contemplated by this Agreement has been consummated, Traffic Tech and CalbaTech and their officers and representatives will hold in strict confidence all data and information obtained from one another as long as it is not in the public domain, and if the merger provided for is not consummated as contemplated, Traffic Tech and CalbaTech will each return to the other party all data as the other party may reasonably request.

2.  Rights Cumulative; Waivers.

     The rights of each of the parties under this Agreement are cumulative. The rights of each of the parties hereunder shall not be capable of being waived or varied other than by an express waiver or variation in writing. Any failure to exercise or any delay in exercising any of such rights shall not operate as a waiver or variation of that or any other such right. Any defective or partial exercise of any of such rights shall not preclude any other or further exercise of that or any other such right. No act or course of conduct or negotiation on the part of any party shall in any way preclude such party from exercising any such right or constitute a suspension or any variation of any such right.

3.  Benefit; Successors Bound.

     This Agreement and the terms, covenants, conditions, provisions, obligations, undertakings, rights, and benefits hereof, shall be binding upon, and shall inure to the benefit of, the undersigned parties and their heirs, executors, administrators, representatives, successors, and permitted assigns.

4.  Entire Agreement.

     This Agreement contains the entire agreement between the parties with respect to the subject matter hereof. There are no promises, agreements, conditions, undertakings, understandings, warranties, covenants or representations, oral or written, express or implied, between them with respect to this Agreement or the matters described in this Agreement, except as set forth in this Agreement. Any such negotiations, promises, or understandings shall not be used to interpret or constitute this Agreement.

5.  Assignment.

     Neither this Agreement nor any other benefit to accrue hereunder shall be assigned or transferred by either party, either in whole or in part, without the written consent of the other party, and any purported assignment in violation hereof shall be void.

6.  Amendment.

     This Agreement may be amended only by an instrument in writing executed by all the parties hereto.

7.  Severability.

     Each part of this Agreement is intended to be severable. In the event that any provision of this Agreement is found by any court or other authority of competent jurisdiction to be illegal or unenforceable, such provision shall be severed or modified to the extent necessary to render it enforceable and as so severed or modified, this Agreement shall continue in full force and effect.

8.  Section Headings.

     The Section headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.  Construction.

     Unless the context otherwise requires, when used herein, the singular shall be deemed to include the plural, the plural shall be deemed to include each of the singular, and pronouns of one or no gender shall be deemed to include the equivalent pronoun of the other or no gender.

10.  Further Assurances.

     In addition to the instruments and documents to be made, executed and delivered pursuant to this Agreement, the parties hereto agree to make, execute and deliver or cause to be made, executed and delivered, to the requesting party such other instruments and to take such other actions as the requesting party may reasonably require to carry out the terms of this Agreement and the transactions contemplated hereby.

11.  Notices.

     Any notice which is required or desired under this Agreement shall be given in writing and may be sent by personal delivery or by mail by either the United States mail, postage prepaid, or by Federal Express or similar generally recognized overnight carrier.

12.  Arbitration, Venue, Governing Law.

     This agreement shall be deemed to be made, governed by, interpreted under and construed in all respects in accordance with the commercial rules of Judicial Arbitration and Mediation Service ("JAMS"). This chosen jurisdiction is irrespective of the country or place of domicile or residence of either party. In the event of controversy arising out of the interpretation, construction, performance or breach of this agreement, the parties hereby consent to adjudication under the commercial rules of JAMS. Said venue of the arbitration shall be in Orange County, California. Judgment on the award rendered by the arbitrator may be entered in any federal or state court in Orange County, California. The Laws of the State of California shall govern all disputes regarding this matter. Any provision herein which is later determined to be in violation of any such laws shall be eliminated from the terms of this LOI, and the remainder of this LOI shall continue in full force and effect.

13.  Consents.

     The person signing this Agreement on behalf of each party hereby represents and warrants that he has the necessary power, consent and authority to execute and deliver this Agreement on behalf of such party.

14.  Execution in Counterparts.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.



TRAFFIC TECH:                               CALBATECH:


Dated:________________________              Dated:_______________________

By:________________________________         By:_________________________
Marco Messina, Chief Executive Officer      James DeOlden, Chief
                                            Executive Officer